EXHIBIT 99.1

AMENDMENT TO THE
FIRSTCASH, INC.
2011 LONG-TERM INCENTIVE PLAN

This Amendment to the FirstCash, Inc. 2011 Long-Term Incentive Plan (the “Plan”), was approved by the Board of Directors of FirstCash, Inc. (the “Company”), to be effective as of the completion of the transactions contemplated by that certain Agreement and Plan of Merger, dated April 28, 2016, by and among the Company, Cash America International, Inc., a Texas corporation (“Cash America”) and Frontier Merger Sub, LLC, a Texas limited liability company and a wholly owned subsidiary of the Company (“Merger Sub”), pursuant to which Cash America was merged with and into Merger Sub, with Merger Sub being the surviving entity and remaining a wholly-owned subsidiary of the Company (the “Merger”).

W I T N E S S E T H:

WHEREAS, in connection with the Merger, the Company assumed the Cash America 2014 Long-Term Incentive Plan (the “Cash America Plan”);

WHEREAS, as permitted by NYSE Listed Company Manual Rule 303A.08, the Company intends to use the shares available under the Cash America Plan, as adjusted to reflect the Merger, for grants of awards to individuals who were not employed by the Company or any of its subsidiaries immediately prior to the Merger

1.    The Plan is hereby amended by deleting the definition of “Company” in Section 1 and Section 2 and replacing it with the following:

“Company” shall mean FirstCash, Inc., a Delaware corporation.”

2.    The Plan is hereby amended by deleting Section 5(a) in its entirety and replacing it with the following:

“Shares Available. Subject to adjustment as provided in Section 5(b) and Section 13, the aggregate number of Shares reserved and available for issuance pursuant to Awards granted under the Plan shall be (i) 1,260,000, which shall consist of 900,000 Shares not previously authorized for issuance under any plan, plus 360,000 Shares remaining available for issuance under the Company’s 2004 Long-Term Incentive Plan (the “Prior Plan”) but not subject to outstanding awards as of the Effective Date, plus (ii) an additional 2,051,867 Shares that may only be granted to Eligible Participants who were not employed by the Company or a Subsidiary immediately prior to the Company’s merger with Cash America, Inc. on September 1, 2016. From and after the Effective Date, no further awards shall be granted under the Prior Plan and the Prior Plan shall remain in effect only so long as awards granted thereunder shall remain outstanding. Shares that may be issued under the Plan may be authorized but unissued Shares or Shares re-acquired and held in treasury.”

3.    Except as expressly amended hereby, the terms of the Plan shall be and remain unchanged and the Plan as amended hereby shall remain in full force and effect.